# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Blend Labs, Inc., CIK 0001855747
CUSIP: 09352U108
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 7250 Redwood Blvd., Suite 300, Novato, California (CA), 94945
Date of event which requires filing of this statement: 11/13/2025
Filed by CIK 0002022284
Persons authorized to receive notices and communications: Della P. Richardson, 405 Colorado Street, Suite 1600, Austin, Texas (TX), 78701, 512-987-7314

## Reporting persons
- Haveli Brooks Aggregator, L.P. (CIK 0002022121): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); shared voting power 65,351,876; shared dispositive power 65,351,876; aggregate amount beneficially owned 65,351,876 (20.8% of the class)
  Comment: The securities reported in rows 8, 10 and 11 are comprised of (i) 46,153,845 shares of Class A Common Stock, par value $0.00001 per share (the "Class A Common Stock") of Blend Labs, Inc. (the "Issuer") issuable upon conversion of 150,000 shares of Series A Convertible Preferred Stock, par value $0.00001 per share, (the "Series A Preferred Stock") of the Issuer, (ii) 11,111,112 shares of Class A Common Stock issuable upon exercise of warrants with an exercise price of $4.50 per share (the "Warrants") and (iii) 8,086,919 shares of Class A Common Stock.
  
  The number of shares of Class A Common Stock outstanding for purposes of the percentage calculation in row 13 assumes (i) 256,417,107 shares outstanding as of November 10, 2025, as reported to the Reporting Persons by the Issuer, (ii) 46,153,845 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock and (iii) 11,111,112 shares of Class A Common Stock issuable upon exercise of the Warrants.
- Haveli Investments Software Fund I GP, LLC (CIK 0002022122): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); shared voting power 65,351,876; shared dispositive power 65,351,876; aggregate amount beneficially owned 65,351,876 (20.8% of the class)
  Comment: The securities reported in rows 8, 10 and 11 are comprised of (i) 46,153,845 shares of Class A Common Stock issuable upon conversion of 150,000 shares of Series A Preferred Stock, (ii) 11,111,112 shares of Class A Common Stock issuable upon exercise of the Warrants and (iii) 8,086,919 shares of Class A Common Stock.
  
  The number of shares outstanding for purposes of the percentage calculation in row 13 assumes (i) 256,417,107 shares outstanding as of November 10, 2025, as reported to the Reporting Persons by the Issuer, (ii) 46,153,845 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock and (iii) 11,111,112 shares of Class A Common Stock issuable upon exercise of the Warrants.
- Haveli Software Management LLC (CIK 0002022117): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); shared voting power 65,351,876; shared dispositive power 65,351,876; aggregate amount beneficially owned 65,351,876 (20.8% of the class)
  Comment: The securities reported in rows 8, 10 and 11 are comprised of (i) 46,153,845 shares of Class A Common Stock issuable upon conversion of 150,000 shares of Series A Preferred Stock, (ii) 11,111,112 shares of Class A Common Stock issuable upon exercise of the Warrants and (iii) 8,086,919 shares of Class A Common Stock.
  
  The number of shares outstanding for purposes of the percentage calculation in row 13 assumes (i) 256,417,107 shares outstanding as of November 10, 2025, as reported to the Reporting Persons by the Issuer, (ii) 46,153,845 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock and (iii) 11,111,112 shares of Class A Common Stock issuable upon exercise of the Warrants.
- Whanau Interests LLC (CIK 0002022120): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); shared voting power 65,351,876; shared dispositive power 65,351,876; aggregate amount beneficially owned 65,351,876 (20.8% of the class)
  Comment: The securities reported in rows 8, 10 and 11 are comprised of (i) 46,153,845 shares of Class A Common Stock issuable upon conversion of 150,000 shares of Series A Preferred Stock, (ii) 11,111,112 shares of Class A Common Stock issuable upon exercise of the Warrants and (iii) 8,086,919 shares of Class A Common Stock.
  
  The number of shares outstanding for purposes of the percentage calculation in row 13 assumes (i) 256,417,107 shares outstanding as of November 10, 2025, as reported to the Reporting Persons by the Issuer, (ii) 46,153,845 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock and (iii) 11,111,112 shares of Class A Common Stock issuable upon exercise of the Warrants.
- Haveli Investment Management LLC (CIK 0002022286): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); shared voting power 65,351,876; shared dispositive power 65,351,876; aggregate amount beneficially owned 65,351,876 (20.8% of the class)
  Comment: The securities reported in rows 8, 10 and 11 are comprised of (i) 46,153,845 shares of Class A Common Stock issuable upon conversion of 150,000 shares of Series A Preferred Stock, (ii) 11,111,112 shares of Class A Common Stock issuable upon exercise of the Warrants and (iii) 8,086,919 shares of Class A Common Stock.
  
  The number of shares outstanding for purposes of the percentage calculation in row 13 assumes (i) 256,417,107 shares outstanding as of November 10, 2025, as reported to the Reporting Persons by the Issuer, (ii) 46,153,845 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock and (iii) 11,111,112 shares of Class A Common Stock issuable upon exercise of the Warrants.
- Haveli Investments, L.P. (CIK 0002022284): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); shared voting power 65,351,876; shared dispositive power 65,351,876; aggregate amount beneficially owned 65,351,876 (20.8% of the class)
  Comment: The securities reported in rows 8, 10 and 11 are comprised of (i) 46,153,845 shares of Class A Common Stock issuable upon conversion of 150,000 shares of Series A Preferred Stock, (ii) 11,111,112 shares of Class A Common Stock issuable upon exercise of the Warrants and (iii) 8,086,919 shares of Class A Common Stock.
  
  The number of shares outstanding for purposes of the percentage calculation in row 13 assumes (i) 256,417,107 shares outstanding as of November 10, 2025, as reported to the Reporting Persons by the Issuer, (ii) 46,153,845 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock and (iii) 11,111,112 shares of Class A Common Stock issuable upon exercise of the Warrants.
- Brian N. Sheth (CIK 0001782665): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); shared voting power 65,481,876; shared dispositive power 65,481,876; aggregate amount beneficially owned 65,481,876 (20.9% of the class)
  Comment: The securities reported in rows 8, 10 and 11 are comprised of (i) 46,153,845 shares of Class A Common Stock issuable upon conversion of 150,000 shares of Series A Preferred Stock, (ii) 11,111,112 shares of Class A Common Stock issuable upon exercise of the Warrants and (iii) 8,216,919 shares of Class A Common Stock including 130,000 shares of Class A Common Stock held in a family trust for which Mr. Sheth's spouse is the trustee.
  
  The number of shares outstanding for purposes of the percentage calculation in row 13 assumes (i) 256,417,107 shares outstanding as of November 10, 2025, as reported to the Reporting Persons by the Issuer, (ii) 46,153,845 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock and (iii) 11,111,112 shares of Class A Common Stock issuable upon exercise of the Warrants.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.00001 per share
Name of issuer: Blend Labs, Inc.
Address of issuer's principal executive offices: 7250 Redwood Blvd., Suite 300, Novato, California (CA), 94945
Comment:
The statement on Schedule 13D filed on May 6, 2024 (the "Original Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed on August 18, 2025 ("Amendment No. 1"), is hereby amended as set forth below by this Amendment No. 2 ("Amendment No. 2" and, together with the Original Schedule 13D and Amendment No. 1, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Original Schedule 13D.

Since the filing of the Reporting Persons' most recent Schedule 13D/A, the Reporting Persons have acquired additional shares of the Issuer's Class A Common Stock that resulted in an increase in the Reporting Persons' beneficial ownership by more than one percent (1%) of the outstanding shares of the Issuer's Class A Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 11 and 13 on each of the cover pages of this Amendment No. 2 and the information set forth or incorporated in Items 2, 3, 4 and 6 of the Schedule 13D is incorporated by reference in its entirety into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9 and 10 on each of the cover pages of this Amendment No. 2 and the information set forth or incorporated in Items 2, 3, 4 and 6 of the Schedule 13D is incorporated by reference in its entirety into this Item 5.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D (including the exhibits hereto), none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the shares of Class A Common Stock during the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
This Amendment No. 2 amends and supplements the Schedule 13D by adding the following:

Exhibit 6. Amended and Restated Annex A
Exhibit 7. Reporting Person Transactions of Class A Common Stock During the Past 60 Days

## Signatures
- Haveli Brooks Aggregator, L.P.: /s/ Brian N. Sheth, By: Haveli Investments Software Fund I GP, LLC, its General Partner By: Whanau Interests LLC, its Sole Member (11/17/2025)
- Haveli Brooks Aggregator, L.P.: /s/ Brian N. Sheth, Brian N. Sheth / Managing Member (11/17/2025)
- Haveli Investments Software Fund I GP, LLC: /s/ Brian N. Sheth, By: Whanau Interests LLC, its Sole Member (11/17/2025)
- Haveli Investments Software Fund I GP, LLC: /s/ Brian N. Sheth, Brian N. Sheth / Managing Member (11/17/2025)
- Haveli Software Management LLC: /s/ Brian N. Sheth, By: Haveli Investment Management LLC, its sole member (11/17/2025)
- Haveli Software Management LLC: /s/ Brian N. Sheth, Brian N. Sheth / Chief Executive Officer and Chief Investment Officer (11/17/2025)
- Whanau Interests LLC: /s/ Brian N. Sheth, Brian N. Sheth / Managing Member (11/17/2025)
- Haveli Investment Management LLC: /s/ Brian N. Sheth, Brian N. Sheth / Chief Executive Officer and Chief Investment Officer (11/17/2025)
- Haveli Investments, L.P.: /s/ Brian N. Sheth, By: Whanau Interests LLC, its General Partner (11/17/2025)
- Haveli Investments, L.P.: /s/ Brian N. Sheth, Brian N. Sheth / Managing Member (11/17/2025)
- Brian N. Sheth: /s/ Brian N. Sheth, Brian N. Sheth (11/17/2025)